

The Wine RayZyn Company, LLC (the "Company") a Georgia Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Wine RayZyn Company, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Emphasis of Matter – Departure from GAAP
The Company has issued Warrants to a related party (see Note 5). The Company has not recognized equity-based compensation because it believes that the warrants will not be exercised as the holder has an outstanding loan to the Company and would not pursue additional contributions. The result in an unknown understatement of expenses and understatement of paid in capital.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 2, 2021
Vincenzo Mongio

The Wine RayZyn Company, LLC.
Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	275,127	111,692
Accounts Receivable	100,472	44,253
Inventory	1,222,390	1,176,871
Total Current Assets	1,597,989	1,332,816
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	127	6,459
Intangible Assets: Trademark, net of Accumulated Depreciation	31,499	35,999
Security Deposits	1,633	1,633
Total Non-Current Assets	33,259	44,091
TOTAL ASSETS	1,631,248	1,376,907
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	-	14,721
Credit Card Payable	3,252	9,398
Line of Credit	19,835	23,628
Accrued Payroll	3,690	-
Sales Tax Payable	10	10
Total Current Liabilities	26,787	47,757
Long-term Liabilities		
Related Party - Notes Payable	750,000	500,000
Total Long-Term Liabilities	750,000	500,000
TOTAL LIABILITIES	776,787	547,757
EQUITY		
Membership Units		
Capital Contributions	2,575,008	2,575,008
Retained Earning	(1,720,547)	(1,745,858)
Total Equity	854,461	829,150
TOTAL LIABILITIES AND EQUITY	1,631,248	1,376,907

The Wine RayZyn Company, LLC.
Statement of Operations

| | Year Ended December 31, | |
	2020	2019
Revenue	368,278	225,717
Cost of Sales	151,046	98,290
Gross Profit	217,232	127,427
Operating Expenses		
General and Administrative	63,929	54,230
Legal and Professional Fees	79,689	124,772
Advertising, Sales and Marketing	3,997	67,983
Travel	3,667	30,340
Total Operating Expenses	151,282	277,325
Operating Income (loss)	65,950	(149,898)
Other Income		-
Other	5,436	
Total Other Income	5,436	-
Other Expense		
Interest Expense	46,075	29,726
Extraordinary Inventory Loss	-	399,128
Total Other Expense	46,075	428,854
Net Income (loss)	25,311	(578,752)

The Wine RayZyn Company, LLC.
Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income (Loss)	25,311	(578,752)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	6,332	6,974
Amortization	4,500	1,500
Accounts Payable	(14,721)	(6,978)
Credit Card Payable	(6,146)	2,650
Inventory	(45,519)	272,691
Accounts Receivable	(56,219)	13,638
Accrued Payroll	3,690	-
Line of Credit	(3,793)	(7,422)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(111,876)	283,053
Net Cash provided by (used in) Operating Activities	(86,565)	(295,699)
INVESTING ACTIVITIES		
Fixed Assets	-	(3,027)
Net Cash provided by (used by) Investing Activities	-	(3,027)
FINANCING ACTIVITIES		
Debt Issuances	250,000	250,000
Net Cash provided by (used in) Financing Activities	250,000	250,000
Cash at the beginning of period	111,692	160,418
Net Cash increase (decrease) for period	163,435	(48,726)
Cash at end of period	275,127	111,692

The Wine RayZyn Company, LLC.
Statement of Changes in Member Equity

	Member Capital			
	$ Amount	**Accumulated Adjustments**	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/19	1,396,426			1,396,426
Capital Contributions	11,476	-	-	11,476
Net Income (Loss)	-		(578,752)	(578,752)
Ending Balance 12/31/2019	1,407,902	-	(578,752)	829,150
Capital Contributions	-	-	-	-
Net Income (Loss)	-	-	25,311	25,311
Ending Balance 12/31/2020	1,407,902	-	(553,441)	854,461

The Wine RayZyn Company, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Wine RayZyn Company, LLC ("the Company") was formed in Georgia on July 24th, 2014. Most of its operational activities and production has occurred in California, Nevada, and Colorado. The Company earns revenue through the sale of a new category of antioxidant rich dried fruit made from wine grapes. The Company trade name for the dried fruit is RayZyn® or Wine Raisins®. The Company hand harvests cabernet, chardonnay, and merlot wine grapes throughout some of the best vineyards in California. The Company puts the individual clusters of wine grapes through a special, patent pending drying process that concentrates all the natural, delicious flavors, and health benefits of the wine grape, while also caramelizing and toasting the wine grape's seed inside the fruit. The RayZyn® or Wine Raisins® are Vegan (plant-based), Gluten-Free, Non-GMO, Paleo, Whole 30, Kosher and All Natural. The Company's headquarters is in Atlanta, Georgia with offices in Napa, California.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue as performance obligations are satisfied

The Company generates revenues by selling its products through multiple food and food service channels. The Company has created a portfolio of twenty-four (24) products. The Company sells both packaged products and bulk RayZyns® or Wine Raisins® or depending on the need and the channel of the customer. The Company sells packaged products to Airlines, QVC, Travel Convenience, Micro Markets, Vending, Corporate Campuses, Colleges and Universities, Hotels, Grocery, Specialty Foods, Foodservice, Convenience Stores, Gift Baskets, E-Commerce, Wineries and Wine Clubs. The bulk offerings are geared towards the culinary channel for menu ideation as well as to other CPG companies as a branded ingredient inclusion.

The Company's primary performance obligation is the delivery of products to food and foodservice customers who then distribute products to their consumers. Revenue is recognized at the time of shipment. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

Inventory consists of work in progress and finished goods and is recorded at the lower of cost or net realizable value. During 2019, the Company experienced an extraordinary loss of $399,128 due to a third-party company's irresponsible storage and shipment practices. The Company has since terminated this relationship and has hired a new vendor.

Property and Equipment

Property, and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the tax basis lives for depreciation provided by the IRS, which is not materially different than the straight-line method, based on the useful life of the assets.

The Company reviews the carrying value of property, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.

Property and Equipment (Continued)

In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ended December 31, 2020.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest unpaid invoices. Payments are usually collected upfront or are due within thirty (30) days of shipment. Some of the merchants, that products are sold through, have a delay between collecting from the customer and remitting payment to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors, as necessary. The Company recorded an allowance for doubful accounts of \$11k as of December 31st, 2020 which is included in the net receivable balance. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company has a Limited Liability Company structure and is a pass-through entity for income tax purposes. Any income tax expense or benefit is the responsibility of the company's members. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company has several related party transactions with members of the entity, as noted below.

The Company has issued an Amended and Restated Promissory Note in the aggregate principal amount of Seven Hundred and Fifty Thousand and 0/100 Dollars ($750,000.00) (the "Note") in favor of a related party. The majority ownership of this related party also constitutes majority ownership of The Wine RayZyn Company, LLC. The Note is for a two-year term expiring on February 1, 2022, at an interest rate of seven percent (7%) per annum. The Company is paying interest only, in the amount of Four Thousand and Four Hundred and Fifty-Eight and 90/100 Dollars ($4,458.90) per month. The Note is expected to be renewed under the current terms and will not be retired as a part of the crowdfunding.

The Company also licenses Intellectual Property from the same related party under licensing agreement. The Licensing Agreement provides: 1) a Trademark License Grant including the exclusive right to use the Licensed Trademarks and any other trademarks developed, adopted and/or used on packaging, promotional and advertising material associated therewith (the "Trademark License"); a Patent License Grant including the exclusive right and license under the Licensed Patents and Improvement Patents to make, have made, use, offer for sale, sell, import and otherwise to commercialize and exploit Licensed Products and Improvement Patents and any other patents and applications filed or obtained (the "Patent License"); 3) a Copyright License Grant including the exclusive right and license to use the Licensed Copyrights in connection with the Licensed Products in the Field of Use in the Territory (the "Copyright License"); and 4) a Know-how License Grant including an exclusive right and license to use the Licensed Know-How to make, have made, use, offer for sale, sell, import and otherwise to commercialize and exploit the Licensed Products (the "Know-How License").

Currently, there are forty-nine (49) Registered Trademarks by International class designation; two (2) Issued US Patent, and one (1) patent pending.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Wine RayZyn Company, LLC requires all its partners to comply with all facets of the Food Safety Modernization Act. The Act has two major themes: prevention and accountability. Prevention requires companies to have controls in place during manufacturing to ensure the safety of their products. Accountability means that Wine RayZyn ensures that their suppliers are making safe ingredients. Additionally, all Wine RayZyn suppliers of materials that are printed on, either foreign or domestic, are certified to the standards of SQF, HACCP, ISO, or some combination of these programs. Wine RayZyn also has SOPs in place for evaluating and auditing suppliers. Wine RayZyn guarantees its products to not be adulterated or mislabeled within the meaning of the Federal Food, Drug and Cosmetic Act and to follow applicable federal, state, and local laws.

It is the policy of the Company to aggressively protect its Intellectual Property. The Company has filed a lawsuit related to its Intellectual Property and expects a positive outcome. The Complaint for Damages and Injunctive Relief is cited as "The Wine RayZyn Company, LLC, a Georgia Limited Liability Company, Plaintiff, vs. Vacaville Fruit Co., Inc., a California Corporation; Nicole Ciarabellini, an individual; Mary Quinonez, an individual; and DOES 1-25, inclusive, Defendants." The action has been filed in the Superior Court of California, County of Solano, No. FCS053942.

The Company does not know of any other pending or threatening litigation against the Company or any of its officers or members as of the date of the financial statements.

NOTE 5 – DEBT

See Note 3 above

The Company accepted a Wells Fargo Business Line of Credit in the amount of Thirty-Five Thousand Dollars ($35,000.00).   As of the December 2019 Closing Date the balance was $23,628 and as of the December 2020 Closing Date, the balance was $19,835.

Additionally, as an inducement for loans from a related party, the Company has issued Warrants to as follows:

The following table summarizes information with respect to outstanding warrants to purchase membership units of the Company, all of which were exercisable, at December 31, 2020

Exercise Price		Number Outstanding	Expiration Date
$	5.00	200,000	5/1/2028
$	5.00	200,000	3/26/2029
$	1.00	200,000	2/1/2030

A summary of the warrant activity for the year ended December 31, 2020

	Share Warrants	Weighted Average Remaining Contract Term in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2019	200,000	9.34	$45
Grants	200,000	10.28	$45
Exercised	-	-	-
Canceled	-	-	-
Outstanding at December 31, 2019	400,000	9.79	-
Grants	200,000	10.09	$49
Exercised	-	-	-
Canceled	-	-	-
Outstanding at December 31, 2020	600,000	9.89	-

NOTE 6 – EQUITY

The Company is a Georgia Limited Liability Company and has issued 400,000 Membership Units. The current membership has limited rights on major decisions; however, the day-to-day operations are the responsibility of the Manager or his designee.

NOTE 7 – SUBSEQUENT EVENTS

The Company with the assistance of its accountants has evaluated events after December 31, 2020, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 2, 2021.

As previously disclosed, the Company has entered litigation concerning a previous vendor who provided warehousing and packing services and that matter is ongoing.

On June 8. 2021, the Company received a Federal Small Business Association, Economic Injury Disaster Loan, SBA Loan Number 9970819006, in the amount of Fifty-Nine Thousand Dollars ($59,000) at 3.75 percent per annum. The terms of the Note require installment payments of Principal and Interest in the amount $296 every month beginning Eighteen (18) months from the date of the Note. The loan will be payable over a thirty (30) year term from the date of the promissory Note. This Note will not be retired as a part of the crowdfunding.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has an accumulated deficit and has negative net cashflows from operations since inception.

The Company's ability to continue as a going concern in the next twelve months, following the date the financial statements were available to be issued, is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.